Exhibit 12.1
NATIONAL HEALTH INVESTORS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)
(unaudited)

	Year Ended
	2015	2014	2013	2012	2011
Earnings
Income from continuing operations before adjustment for income or loss from equity investees	$155,081	$103,123	$79,174	$72,789	$69,817
Add: State franchise taxes based on gross receipts	124	133	132	117	96
Add: Fixed charges	37,986	26,948	9,607	3,700	2,681
Add: Amortization of capitalized interest	57	112	9	1	—
Subtract: Preferred stock dividends	—	—	—	—	—
Subtract: Interest capitalized	(357)	(576)	(378)	(208)	(30)
Total Earnings	$192,891	$129,740	$88,544	$76,399	$72,564

Fixed Charges
Interest expense	$34,216	$23,302	$8,523	$3,172	$2,070
Interest capitalized	357	576	378	208	30
Amortization of costs related to indebtedness	3,413	3,070	706	320	581
Total Fixed Charges	37,986	26,948	9,607	3,700	2,681
Preferred Stock Dividends(1)	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$37,986	$26,948	$9,607	$3,700	$2,681

Ratio of Earnings to Fixed Charges	5.08	4.81	9.22	20.65	27.07

(1) There was no preferred stock outstanding for any of the periods presented.